The Law Firm of

Christen Lambert

3201 Edwards Mill Rd., Ste. 141-557— Raleigh, North Carolina 27612— Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

September 5, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re: BlackStar Enterprise Group, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2017

Filed July 3, 2018

File No. 000-55730

Ms. Lubit:

Below are our responses to the comments made regarding BlackStar Enterprise Group, Inc.’s Annual Report on Form 10-K as amended in a letter dated July 26, 2018.

General

1.	We note your response to comment 5. In the section headed Recent Sales of Unregistered Securities, page 34, you refer to a “Digital Equity of BlackStar.” In Note 11—Private Offering, Notes to Financial Statements, page F-13, you refer to a “Coin of BlackStar.” Finally, Exhibit 10.2 appears to represent a “warrant to purchase digital shares of common stock” in BlackStar. To the extent that the “Digital Equity of BlackStar,” “the Coin of BlackStar” and the “digital shares of common stock” all are intended to represent digital shares of common stock, please revise your disclosures throughout to reconcile your disclosures accordingly and solely refer to digital shares of common stock.

ANSWER: The terminology has been standardized throughout the 10-K/A no. 2 to refer to a Digital Equity of BlackStar and a definition has been included to indicate that a Digital Equity of BlackStar is common stock in digital format. This is not a new asset class, but rather it is simply common stock in digital not paper format. Additionally, please see the definitions section added to the amended 10-K.

2.	In an appropriate section of the filing, please explain what a share of digital common stock is. In this regard, please also explain your disclosure on page 34 that you “have not developed the SAFE form due to ongoing regulatory changes and interpretations.”

Please note that a SAFE typically stands for simple agreement for future equity, and since common stock is authorized by your certificate of incorporation and is currently outstanding, please revise your disclosure to explain your SAFE reference. In addition, we note that the warrants are immediately exercisable for digital shares of common stock. Please tell us how a warrant holder would exercise the warrant if the underlying instrument, as you disclose, currently does not exist. We may have additional comments following the review of your response.

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ANSWER: Please see the definitions section added to the amended 10-K for an explanation of common stock in digital format. The Form of the SAFE for Digital Equities has been added as Exhibit 10.5 to the amended 10-K. The intention of the warrants for the BlackStar Digital Equity was for the warrants to be exercised in exchange for a registered digital share of common stock of BlackStar, which we believe the investors adequately understand. We did not provide a SAFE immediately as we did not feel that there was adequate guidance on SAFE or SAFT documents from regulators, other than that they are securities covered under the applicable rules and regulations. We feel that the concerns highlighted here are addressed with the current form of the SAFE for our shareholders.

Item 1. Business

Current Business, page 7

3.	We note your revised disclosure related to the planned implementation of a digital equity trading platform (“BDTP”). In the second paragraph under Additional Steps Taken, you indicate that your agreement with Solidgreen Software, LLC, d/b/a Artuova (“Artuova”) for the design and implementation of the BDTP is attached as Exhibit 10.1. Exhibit 10.1 to your filing is the Management Consulting Agreement between BlackStar and International Hedge Group. Please amend to file the correct agreement with Artuova as an exhibit.

ANSWER: The Exhibit has been corrected to reference Exhibit 10.4 which is now attached to the Amendment No. 2.

4.	In regards to the BDTP you intend to implement, please revise your disclosures to address the following:

•	Provide an overview of the BDTP and how and who will operate it. Specifically, discuss how the BDTP will bring together the orders of multiple buyers and sellers for registered BlackStar securities and identify the facility or rules under which such orders will interact (e.g., order entry processes, priority rules, execution procedures);

ANSWER: The overview of the BDTP provided beginning on page 8 of the amended Form 10-K provides these details.

•	Disclose the current stage of development, the cost associated with the development of such platform, and whether you have the funds necessary to complete and launch it;

ANSWER: As stated in the amended 10-K, BlackStar and CEMC hope to build and implement BDTP over the next six months, pending comments/approval by various regulatory agencies. The current stage of development is disclosed in that we contracted with the software engineer to design and implement the platform and have added that BDTP has been completely designed in terms of the following components: data model, reports, web-based user interface, blockchain interface, transaction logic, and cloud interface. We have also disclosed that we had the cash for a three-month operational budget as of March 15, 2018. We previously disclosed throughout the document that we need to generate funds through private placements. We estimate developing the BDTP at a cost of $105,000 USD in 5 months. BlackStar will continue to fund the company in the same manner that it has since 2016, mainly through private placement offerings.

•	Discuss how the BDTP will comply with Rules 300 through 303 of Regulation ATS. Alternatively, please tell us if you intend to register your platform as a national securities exchange;

ANSWER: We understand that we may be required to register as an ATS. Alternatively, we may seek an exemption if we are able to establish a relationship with OTC Market Group to quote our stock on the OTCQB page alongside the Market Makers. We plan to 1) trade only registered shares of BEGI on a blockchain platform; 2) qualify for listing of our digital quote on OTC Markets; and 3) have the SEC, FINRA and BlackStar deemed the Certificate Authority on the blockchain trading platform.

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We have no intention at this time to register as a national securities exchange. We have added a disclosure to the “Regulatory Challenges” section of the amended 10-K.

•	Disclose whether you or CEMC have registered, or intend to register, as broker-dealers under Section 15 of the ‘34 Act.

ANSWER: Neither CEMC nor BlackStar intend to act as a broker-dealer, though we acknowledge the potential requirements to register as such (e.g. if we are required to register as an ATS) or to claim exemption from registration.

•	Describe the nature of the BlackStar securities you intend to trade on the platform;

ANSWER: The only securities traded on the platform will be registered common shares of BlackStar in digital format (i.e. represented by DTCC encrypted CUSIP number on a distributed ledger).

•	Disclose whether any securities other than those of BlackStar will trade on the platform and the nature of such securities; and

ANSWER: As previously stated in the “Regulatory Challenges” section, BDTP will only trade registered common shares in digital format of BlackStar.

•	Discuss whether Artuova, your software developer, has successfully launched similar products in the past.

ANSWER: We have contracted the services of Dr. David Gnabasik, a computer scientist contractor of Artuova and a former employee of Colorado Parks and Wildlife, who has demonstrated a working blockchain project for managing licenses for Parks and Wildlife state agencies. We have added this disclosure to the document as well. Given his experience with blockchain, we believe Dr. Gnabasik and Artuova will be able to construct the BDTP experience to our specifications.

5.	We note you may be acting as custodian for digital assets. Please tell us whether you are required to register, or intend to register as a custodian with state or federal regulators. If so, describe the nature and status of the registration. If you do not believe that registration as a custodian with state or federal regulators is required, please provide us with a legal analysis substantiating your determination.

ANSWER: BlackStar, as the Issuer, is the custodian of its outstanding but not issued common and preferred stock, but when issued the responsibility transfer to the shareholder and their broker-dealer. BlackStar will not hold investor funds, securities or digital assets, i.e. (digital equity derivatives), represented in any fiat currency. Neither BlackStar nor CEMC will be trading in, accepting loan repayments in, or making loans in cryptocurrencies, which we believe is of primary concern to the custody of digital assets.

The Custody Rule (Rule 206(4)-2 under the Investment Advisers Act of 1940) requires registered investment advisers with custody of “client funds and securities” to maintain those client funds and securities with a qualified custodian. A registered investment adviser to a digital asset-focused private fund may, therefore, be deemed to have custody of any funds and securities held by that private fund. To the extent the digital assets held by the fund are considered “funds or securities,” such digital assets will be required to be maintained by a qualified custodian. Investment advisers to private funds generally comply with the Custody Rule by arranging for an independent public accountant to audit the funds on an annual basis. The audit reports must be issued in accordance with GAAP. Given custody and valuation issues, including the challenges frequently faced in independently verifying digital asset valuations, managers of digital assets may have difficulty procuring an unqualified opinion from an independent auditor. The transparency and evidence of the transaction detail will be important to the asset verification process.

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This is exactly where the auditable blockchain transparency that BDTP will offer becomes an advantage. However, BlackStar and CEMC are not, and do not intend to be, in any way investment advisors. We are the Issuer of the security that will be traded on the BDTP. As such, we do not believe that the Custody Rule is applicable to us, and that it will apply instead to those investment advisers or broker-dealers that may have clients with digital assets.

We hope these revisions and responses satisfy your comments.

Sincerely,

/s/ Christen P. Lambert

Christen P. Lambert

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